January 28, 2008

VIA EDGAR

Mr. Christian N. Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Third Bancorp

Definitive 14A

Filed March 9, 2007

File No. 00-8076

Ladies and Gentlemen:

We have received and reviewed your correspondence dated January 14, 2008 related to the Definitive 14A filed on March 9, 2007 (the “proxy” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) denoted above as well as your comment letter on the same dated August 21, 2007 and our response letter to you dated October 5, 2007. In accordance with your request, we have responded to each of the additional comments included in your January 14, 2008 letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Compensation Discussion and Analysis, page 8

1.	A number of your responses to our prior comments, including your responses to comments 1, 2, 5, 7, 8, and 9, provide information responsive to the issues raised in the relevant comments. However, you do not indicate how you intend to revise your future disclosure in response to the comment. Please advise the staff, in writing, whether you intend to provide disclosure consistent with your response to these comments in your future filings. For any comment where you do not plan to provide disclosure consistent with the explanation provided in your response, please clarify how you intend to respond to the comment.

The Company will provide disclosure consistent with our responses to comments 2, 5, 7, and 9.

Comments 1 and 8 will not be included in the Company’s future filings, as the circumstances that produced these comments did not reoccur in 2007.

2.	In your response to prior comment 2, you indicate that the only material targets used by the Committee in determining compensation under the VCP were the target EPS and the relative ROE target. However, your disclosure on page 15 indicates that the EPS portion of your target has 4 sub-targets, the threshold, target, stretch, and maximum. To the extent that the Committee utilizes the other 3 EPS target gradations, please disclose those amounts in future filings.

The Company will disclose in future filings any sub-targets that impact the determination of its compensation under the VCP.

We certainly welcome any additional questions you may have about the responses and if you should require any further clarification, please do not hesitate to call Daniel Poston, Executive Vice President and Controller, at (513) 534-0674 or Jeff Lopper, Director of External Reporting and Accounting Risk and Policy, at (513) 534-5188.

Sincerely,

/s/ Christopher Marshall
Christopher Marshall
Executive Vice President and Chief Financial Officer